

January 12, 2011

Warren B. Kanders, Principal Executive Officer
Clarus Corporation
2084 EAST, 3900 South
Salt Lake City, OR 84124

      Re: Clarus Corporation
             Form 10-K for Fiscal Year Ended December 31, 2009
             File No.: 0-24277

Dear Mr. Kanders:

      We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2009 and have no further comments at this time.

                           Sincerely,
                           John Reynolds

                           Assistant Director
                           Office of Beverages, Apparel and
                           Health Care Services

cc: Robert Lawrence
        Via facsimile to (212) 245-3009